SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

November 8, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Chen Chen

Kathleen Collins

Kyle Wiley

Matthew Crispino

Re:	7GC & Co. Holdings Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed November 2, 2023

File No. 333-274278

Ladies and Gentlemen:

On behalf of 7GC & Co. Holdings Inc. (the “Company,” “7GC,” “we,” “our” or “us”), we transmit herewith Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 3, 2023 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 5, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 77

U.S. Securities and Exchange Commission

November 8, 2023

1.

We note from your revised disclosures in response to prior comment 1, 7GC expects to satisfy the minimum cash condition that the Net Transaction Proceeds at closing will be equal or greater than $5.0 million (Minimum Cash Condition) through the Pipe transaction and bridge financing (Contemplated Financing Transactions) or other financing arrangements. We further note the definition of Net Transaction Proceeds includes cash proceeds to be received from any financing, whether equity or debt, at or immediately following the Closing. Please tell us whether the entire $40.0 million you anticipate receiving from the GEM Agreement satisfies the “at or immediately following the Closing” criteria in calculating Net Transaction Proceeds. If not, revise your pro forma financial statements to only include the funds from the GEM financing that will be received at Closing and can be used to satisfy the Minimum Cash Condition requirements. Also, include a discussion in the introductory paragraphs addressing the fact that if the Contemplated Financing Transactions are not effectuated, the Minimum Cash Condition may not be met under certain scenarios such that the Business Combination may not be completed. Similar revisions should be made to your Source and Use of Funds disclosures elsewhere in the filing.

Response: The Company acknowledges the Staff’s comment and has made changes on pages xxi-xxii, xxix, 15-16, 23-25, 78-83, 85-87, and 131-135 of Amendment No. 5 to only include in its pro forma financial statements and Source and Use of Funds disclosures those funds that will be available at or immediately following the Closing and to exclude any cash proceeds that may be received from the Contemplated Financing Transactions (as such transactions are not yet “probable” within the meaning of Regulation S-X Item 11-01(a)(8)) and the GEM Agreement (as funds in connection with drawdowns under the GEM Agreement will not be received until after the Closing). The Company has additionally made changes on pages 25, 59-60, 79, and 134-135 of Amendment No. 5 to discuss the fact that if the Contemplated Financing Transactions are not effectuated, the Minimum Cash Condition may not be met in a maximum or 75% redemption level scenario and, as a result, the Business Combination may not be completed.

If you have any questions regarding the foregoing or Amendment No. 5, please contact the undersigned at (212) 839-5444.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Jack Leeney, 7GC & Co. Holdings Inc.